Form C

Cover Page

Name of issuer:

Payroll4Free.com, Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 1/2/2019

Physical address of issuer:

23297 COMMERCE PARK
BEACHWOOD OH 44122

Website of issuer:

http://www.payroll4free.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

6.75% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- ☐ Common Stock
- ☑ Preferred Stock
- ☐ Debt
- ☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

3,175

Price:

$17.500000

Method for determining price:

Dividing pre-money valuation $19,820,955.00 (or $17,838,859.50 for investors in the first $200,000.00) by number of shares outstanding on fully diluted basis.

Target offering amount:

$50,006.25

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$494,289.00

Deadline to reach the target offering amount:

4/30/2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

11

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$66,173.00	$49,816.00
Cash & Cash Equivalents:	$62,862.00	$45,642.00
Accounts Receivable:	$3,312.00	$4,174.00
Short-term Debt:	$1,006,884.00	$769,981.00
Long-term Debt:	$2,074,319.00	$2,185,706.00
Revenues/Sales:	$466,110.00	$415,534.00
Cost of Goods Sold:	$6,000.00	$0.00
Taxes Paid:	$0.00	($562.00)
Net Income:	($302,250.00)	($321,642.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Payroll4Free.com, Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Principal Main Year Joined as

Director	Principal Occupation	Main Employer	Year Joined as Director
Michael Rosenberg	CEO	Payroll4free.com	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Michael Rosenberg	CEO	2019
Michael Rosenberg	President	2019
John Presti	VP of Client Services	2019
Marta Mendizabal	Vice President	2019
Marta Mendizabal	Chief Operating Officer	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Carol Rosenberg	950000.0 Class A Common Stock	95.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to

the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> **The Shares have not be recommended or approved by any federal or state securities commission or regulatory authority.** In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. Neither the U.S. Securities and Exchange Commission nor any state securities commission has passed upon the merits of any securities offered or the terms of the offering, nor have they passed upon the accuracy or completeness of any offering document or literature. The Shares are being offered under exemptions from U.S. federal registration and state registration; however, neither the U.S. Securities and Exchange Commission nor any state securities commission has not made an independent determination that these Shares are exempt from registration.
>
> **Management has performed an analysis of our ability to continue as a going concern.** Based on their assessment, management has raised concerns about our ability to continue as a going concern. We have raised $113,471 in net proceeds from our crowd-funded debt financing, $657,619 in net proceeds from our crowd-funded equity financing, and $95,460 in net proceeds from our private-placement equity financing and have borrowed $1,887,887 from Galaxy Hosted Software LLC ("Galaxy"), a party related by common majority ownership and common management since the inception of the Company. Our ability to continue as a going concern will depend on our ability to obtain additional financing. Additional capital or debt financing may not be available on reasonable terms, or at all. If adequate financing is not available, we would be required to terminate or significantly curtail our operations.
>
> **Our substantial indebtedness could adversely affect our financial condition and our ability to operate our business.** We have a substantial amount of debt. At June 30, 2024, we had liabilities related to loans and our crowd funding debt financing of $3,095,031. Our substantial debt could have important consequences to investors, including the following:
> - it may be difficult for us to satisfy our obligations, including debt

- it may be difficult for us to satisfy our obligations, including debt service requirements under our outstanding debt,
- our ability to obtain additional financing for working capital, capital expenditures, debt service requirements or other general corporate purposes may be impaired,
- we must use a portion of our cash flow for payments on our debt, which will reduce the funds available to us for other purposes,
- we are more vulnerable to economic downturns and adverse industry conditions and our flexibility to plan for, or react to, changes in our business or industry is more limited,
- our ability to capitalize on business opportunities and to react to competitive pressures, as compared to our competitors, may be compromised due to our high level of debt, and
- our ability to borrow additional funds or to refinance debt may be limited.

The per share purchase price of the Shares has was not determined through an arms' length negotiation and no third-party has been engaged to determine the fair market value of the Shares. The Company established the price per Share based on its own analysis of the valuations of other companies engaged in similar lines of business. The purchase price per Share in this Offering has not been the subject of arms' length negotiations and the Company has not retained any third party to perform an analysis of the fair market value of the Company or the Shares. To determine a valuation for the Company, we calculated the value per client for several other payroll service companies (valuation divided by number of clients). We believe that this valuation method is reasonable but we have not retained any third-party expert to review or validate it.

The payroll processing industry is competitive. The Company is focused on servicing small-sized businesses based on the growth potential that we believe exists in that market. We estimate that there are 25+ million addressable businesses in geographic markets that we serve. The market for payroll services is highly competitive and fragmented. Our competitors include national, international, regional, local and online service providers. In addition to traditional payroll processing service providers, we compete with in-house payroll systems, and we find that we are often the first payroll service company that a small business uses. Competition in the payroll processing industry is primarily based on service responsiveness, product quality and reputation, including ease of use and accessibility of technology, breadth of service and product offerings, and price. We believe that we are competitive in those areas and that our ease of use and price distinguish us from our competitors.

Our business model is unproven. Our business model, which includes providing a free or low-cost payroll service and create revenue by selling ad space in our software program is unproved by us and unproven in our industry. There can be no assurance that we will be able to obtain any new paying clients or advertisement partners or if we do obtain new clients and advertisement partners, there is no assurance that we will obtain enough to become profitable. Therefore, investors must recognize that, notwithstanding the Company's objective to become profitable, the Company may be unable to preserve the investors' capital. Investors therefore must recognize that the risk of loss may be greater, in the case of an investment in the Company, than would be presented by alternative investment opportunities.

The rate and acceleration of client acquisition may be slower than anticipated. The Company receives some revenue from its client base, and if client growth is slower than anticipated, revenue growth will be slower than anticipated. Further, the Company's business model relies largely on advertising for future revenue. The larger the Company's client base, the more attractive the Company expects to be to advertisers. A slow client growth rate will significantly affect advertising revenue.

The cost of acquiring new clients may be higher than

anticipated. The Company has acquired new clients through web searches, "Google Adwords," referrals from current clients, referrals from accountants, insurance agencies and other third parties, and other promotional methods. Each acquisition method has different associated anticipated costs. If client acquisition costs are higher than anticipated, it will significantly affect the Company's profitability.

The rate of acquiring new advertisers may be slower than anticipated. The Company believes that its ability to become profitable will be dependent on generating advertising revenue sufficient to exceed costs of operation and growing its client base to such numbers as to be attractive to advertisers and justify the level of fees required from the advertisers. Even if the client base grows rapidly, the concept of selling advertising to appear within a business application is relatively new and untested

The costs to acquire advertisers may be higher than anticipated. The Company anticipates having certain costs related to paying sales staff and marketing its products to advertisers. If the costs of acquiring new advertisers is greater than anticipated, it will greatly affect profitability.

The Shares do not have any voting rights. An Investor will hold a minority position in the Company and will have no voting rights in the Company, and thus will have no ability to control or influence the governance and operations of the Company. As holders of a majority interest of voting rights in the Company, the principal stockholders may make decisions with which the Investors disagree, or that negatively affect the value of the Investors' shares in the Company, and the Investors will have no recourse to change these decisions. The Investors' interests may conflict with those of the principal stockholder(s), and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investors. For example, the principal stockholder(s) may change the terms of the Certificate of Incorporation or Bylaws of the Company, change the terms of the shares issued by the Company, change the management of the Company, and redeem or dilute minority shareholders. The principal stockholder(s) may make changes that affect the tax treatment of the Company in ways that are unfavorable to Investors but favorable to them. The principal stockholder(s) may also vote to engage in new offerings and/or to register certain of the Company's shares in a way that is dilutive to or negatively affects the value of the Shares the Investors own. The principal stockholder(s) may also have access to more information than the Investors, leaving an Investor at a disadvantage with respect to any decisions regarding the Shares he or she owns. The exit of the principal stockholder(s) may affect the value of the Company and its viability. Based on the factors described above, an Investor could lose all or part of his, her or its investment in the Shares in this offering, and may never see positive returns.

Advertising revenue may be lower than anticipated. The Company anticipates that it will receive fixed monthly amounts from some advertisers and will participate in advertisers' affiliate programs where the Company receives fees based on a percentage of the advertisers' sales of products and services to clients. While the Company anticipates that its fixed rates will be competitive and the average amount of fees received from affiliate programs will equal the fixed fees, the concept of advertising on a business application is relatively new and untested. Advertisers may not achieve sufficient results working with the Company to continue advertising long-term. If advertisers do not generate sufficient business from the Company's clients, they may not continue to pay for advertising. The Company may not be able to sufficiently replace lost advertisers, and thus, may not receive anticipated levels of advertising revenue.

The Company's right of first refusal could limit Investors' ability to resell Shares. Pursuant to the Subscription Agreement, prior to the

Company's initial public offering, the Company will have a right to purchase all or any portion of the Shares that Investors may propose to transfer to a third party, at the same price and on the same terms and conditions as those offered to the prospective transferee. This right of first refusal could limit Investors' ability to resell their Shares at the maximum potential price available on the open market

We have no plans to pay cash dividends on our preferred stock. We have no plans to pay cash dividends on our preferred stock. We intend to invest future earnings, if any, to fund our growth. Any payment of future dividends will be at the discretion of our Board of Directors and will depend on, among other things, our earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations our Board of Directors deem relevant. Any future credit facilities or equity financing we obtain may further limit our ability to pay cash dividends on our preferred stock.

The Company is not yet profitable, and investors may lose part or all of their investments. The Company may require one or more additional fundraising rounds, depending on how much funding the Company raises in this Offering. If the Company does not raise additional funds, the Company may not be able to continue its operations.
The Company has a non-interest-bearing note payable to Galaxy, a party related by common majority ownership and common management. The loan balance for this note was $1,933,689 as of June 30, 2024. Galaxy continues to loan money to the Company to support its operations. Though the Company is not required to repay the loan until the Company becomes profitable, this could limit the ability of the Company to incur debt needed to fund its operations and may impair the Company's ability to raise capital. Additionally, the
Company relies on technologies provided by Galaxy free of charge. There is risk that the Company may not be able to secure such technologies if the ownership of Galaxy undergoes material changes or Galaxy otherwise becomes unable or unwilling to provide such technologies to the Company.

The Company may engage in additional issuances of securities. The Company plans to engage in additional offerings to sell equity or debt to additional investors in the future. Additionally, in the future, the Company may issue securities to its employees under its Equity Incentive Plan, to service providers as a form of payment, to lenders or to additional investors to raise capital. Investors may have the opportunity to increase their investment in the Company in a crowdfunding or other equity transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the objectives of the Company and the state of development of its operations at any given time.

Investors face risks related to a sale of the Company or the Company's assets. As a holder of Preferred Stock, with no voting rights, an Investor will have no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the management of the Company to manage the Company in a way that maximizes value for stockholders and ensure full payment to the Company's creditors. Accordingly, the success of the Investor's investment in the Company will depend on the skill and expertise of the Company's managers. If Company management authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the amount received will be sufficient to repay Investors and the Company's creditors.

All Investors will be required to enter into a Subscription Agreement, which by its limits the rights of holders of Shares by subjecting Investors to "drag-along" rights. Such "drag-along" rights

subjecting Investors to "drag-along" rights. Such "drag-along" rights require Investors to take certain actions if at least seventy-five (75%) percent of the shares of Class A Common Stock, which are held by Carol and Chaim Rosenberg, both of whom are related to Mike Rosenberg, the Company's CEO, on an as-converted basis and the Company's board of directors approve a sale of the Company. If a proposed sale has the requisite support, then Investors will be required to take or refrain from taking a number of customary actions in connection therewith, including to vote in favor of the proposed transaction (if legally required), sell a certain proportion of their Shares (if applicable), execute and deliver documentation supporting the sale and refrain from exercising any dissenters' rights or rights of appraisal. Therefore, in the event of a sale of the Company, Investors may be required to sell their Shares on less than favorable terms.

The Company's financial statements have not been audited by an independent accountant. Although Company management prepared its financial statements in accordance with accounting principles generally accepted in the United States of America, and the Company's accountant, Vince Mongio, CPA reviewed the 2023 financial statements in accordance with the Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants, such review was limited in scope to assurance that there are no material modifications that should be made to the financial statements. The review conducted by the Company's accountant had a substantially more limited scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Therefore, the Company cannot make any assurances regarding its financial statements as a whole, or the possible conclusions of an audit by an independent accountant.

Investors face risks related to transactions with related parties. Investors should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the Company's managers will use good faith judgment as to the Company's best interests. The Company may engage in transactions with shareholders, affiliates, subsidiaries or other related parties, which may be on terms, which are not at arm's length, but will be in all cases consistent with the duties of Company management to the Company's stockholders. For example, the Company has obligations relating to a non-interest bearing note payable to an affiliate of the Company (described in more detail above). The Company believes that the terms of this loan comply with all relevant laws and regulations. By acquiring an interest in the Company, Investors will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest.

The Company's services may be adversely impacted by changes in government regulations and policies. Many of the Company's services are designed according to government regulations that change. Changes in regulations could affect the extent and type of benefits employers are required, or may choose, to provide employees or the amount and type of taxes employers and employees are required to pay. Such changes could reduce or eliminate the need for some of the Company's services and substantially decrease revenue. Added requirements could also increase the cost of doing business. Failure to educate and assist clients regarding new or revised legislation that impacts them could have an adverse impact on the Company's reputation. Failure to modify services in a timely fashion in response to regulatory changes could have a material adverse effect on the Company's business and results of operations.

The Company may not be able to keep pace with changes in technology or provide timely enhancements to its products and services. The market for the Company's products and services is characterized by rapid technological advancements, changes in customer requirements, frequent new product introductions and

customer requirements, frequent new product introductions and enhancements, and changing industry standards. The Company's success depends on its ability to enhance current products and services and introduce new products and services in order to keep pace with products offered by competitors, enhance capabilities and increase the performance of its internal systems, and adapt to technological advancements and changing industry standards. If the Company's systems become outdated, it may be at a disadvantage. There can be no assurance that the Company's efforts to update and integrate systems will be successful. If the Company does not integrate and update its systems in a timely manner, there could be a material adverse effect to the Company's business and results of operations.

The Company's business and reputation may be adversely impacted if it fails to comply with U.S. laws and regulations. The Company's services are subject to various laws and regulations, including, but not limited to, the Affordable Care Act ("ACA") and anti-money laundering rules. Uncertainty regarding the potential future modifications of existing laws and regulations can adversely affect business. There is uncertainty regarding the potential future evolution and modification of the ACA. Failure to update services to comply with modified or new legislation in the area of health care reform as well as failure to educate and assist clients regarding this legislation could adversely impact the Company's business reputation and negatively impact its client base. Failure to comply with laws and regulations could result in the imposition of consent orders or civil and criminal penalties, including fines, which could damage the Company's reputation and have an adverse effect on the Company's results of operations or financial condition. The Company has policies and procedures to monitor compliance with U.S. laws and regulations throughout the business.

The Company's reputation, results of operations, or financial condition may be adversely impacted if it fails to comply with data privacy laws and regulations. The Company's services may require the storage and transmission of proprietary and confidential information of its clients and their employees, including personal or identifying information, as well as their financial and payroll data. These services are subject to various complex government laws and regulations on the federal, state, and local levels, including those governing personal privacy. For example, the Company is subject to rules and regulations promulgated under the authority of the Federal Trade Commission, the Health Insurance Portability and Accountability Act of 1996, the Family Medical Leave Act of 1993, the ACA, federal and state labor and employment laws, and state data breach notification laws. Failure to comply with such laws and regulations could result in the imposition of consent orders or civil and criminal penalties, including fines, which could damage the Company's reputation and have an adverse effect on its results of operations or its financial condition. The regulatory framework for privacy issues is rapidly evolving and future enactment of more restrictive laws, rules or regulations, and/or future enforcement actions or investigations could have a materially adverse impact on the Company through increased costs or restrictions on the Company's business and noncompliance could result in regulatory penalties and significant legal liability.

The Company could be subject to reduced revenues, increased costs, liability claims or harm to its competitive position as a result of cyberattacks, security vulnerabilities or Internet disruptions. The Company relies upon information technology ("IT") networks, cloud-based platforms and systems to process, transmit, and store electronic information, and to support a variety of business processes. Cyberattacks and security threats are a risk to the Company's business and reputation. A privacy or IT security breach could have a material adverse effect on the Company's business.

Data Security and Privacy Leaks: The Company collects, uses, and

retains increasingly large amounts of highly-sensitive personal information about its clients, employees of clients, and its employees, including: bank account numbers, credit card numbers, social security numbers, tax return information, health care information, retirement account information, payroll information, system and network passwords, and other sensitive personal and business information. At the same time, the continued occurrence of high-profile data breaches provides evidence of an external environment increasingly hostile to information security. Vulnerabilities, threats, and more sophisticated and targeted computer crimes pose a risk to the security of the Company's systems and networks, and the confidentiality, availability, and integrity of the Company's data.

The security of the Company's IT infrastructure is an important consideration in the Company's clients' purchasing decisions. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently, are increasingly more complex and sophisticated, and may be difficult to detect for long periods of time, the Company may be unable or fail to anticipate these techniques or implement adequate or timely preventative or responsive measures. The Company may be required to invest significant additional resources to comply with evolving cybersecurity regulations, to modify and enhance its information security and controls, and to investigate and remediate any security vulnerabilities. While the Company has security systems and IT infrastructure in place designed to detect and protect against unauthorized access to such information, if its security measures are breached, the Company could be substantially harmed and incur significant liabilities. Any such breach or unauthorized access could negatively affect the Company's ability to attract new clients, cause existing clients to terminate their agreements, result in reputational damage, and subject the Company to lawsuits, regulatory fines, or other actions or liabilities which could materially and adversely affect the Company's business and operating results. Third parties, including vendors that provide services for the Company's operations, could also be a source of security risk in the event of a failure of their own security systems and infrastructure.

Data Loss and Business Interruption: If the Company's systems are disrupted or fail for any reason, including internet or systems failure, or if the Company's systems are infiltrated by unauthorized persons, both the Company and its clients could experience data loss, financial loss, harm to reputation, or significant business interruption. The Company may be required to incur significant costs to protect against damage caused by disruptions or security breaches in the future. Such events may expose the Company to unexpected liability, litigation, regulatory investigation and penalties, loss of clients' business, unfavorable impact to business reputation, and there could be a material adverse effect on the Company's business and results of operations.

Our business, financial condition and results of operations may be materially adversely affected by global health epidemics, including the recent COVID-19 outbreak: Outbreaks of epidemic, pandemic, or contagious diseases such as COVID-19, could have an adverse effect on our business, financial condition, and results of operations. If COVID-19 or other similar outbreaks progress in ways that disrupts our customers' demand for our services or otherwise disrupt our operations, such disruption may materially negatively affect our operating results for 2022 and possible subsequent periods.

Quarantines, shelter-in-place and similar government orders, or the perception that such orders, shutdowns or other restrictions on the conduct of business operations could occur, related to COVID-19 or other infectious diseases could impact us and vendors and customers business operations. Additionally, if the spread of these

limits our ability to make workers available either because they are ill or due to work from home orders, this likely would negatively affect, and may materially negatively affect, our operating results, cash flow and business.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,006**

Use of Proceeds: 80% -- Add additional service personnel, continue automation of on-boarding process.
13.25% -- Continue to automate tax reporting functions.
6.75% -- Wefunder intermediary fee.

If we raise: **$494,289**

Use of Proceeds: 58% -- Add additional service personnel, complete automation of on-boarding process.20% -- Marketing and advertising.
15.25% -- Complete tax reporting automation.
6.75% -- Wefunder intermediary fee.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-

their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $19,820,955.00 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

Payroll4Free.com, Inc. is offering up to 31,383 shares of stocks, at a price per share of $17.50.

Investors in the first $200,000.00 of the offering will receive stocks at a price per share of $15.75, and a pre-money valuation of $17,838,859.50. Wefunder VIP investors will be entitled to these terms for the entire duration of the offering, even if the threshold limit noted above is met.

The campaign maximum is $494,289.00 and the campaign minimum is $50,006.25.

VIP Bonus

Payroll4Free.com will offer a discount to the normal terms listed in this Form C for all investments that are committed by investors who are part of Wefunder, Inc's VIP program. This means eligible Wefunder investors will receive a discount for any securities they purchased in this offering. For more specific details on the company's discount, please review the description of the terms above.

The discount is only valid until the offering closes. Investors eligible for the bonus will also receive priority if they are on a waitlist to invest and the company exceeds its maximum funding goal. They will be given the first opportunity to invest if space in the offering becomes available due to the cancellation or failure of previous investments.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.
Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor: Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;

2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Series A Preferred	1,000,000	0	No
Common Stock Class A (voting)	3,000,000	1,000,000	Yes
Series B Preferred Stock	1,000,000	63,223	No
Common Stock Class B (non-Voting)	3,000,000	69,403	No

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

Preferred Stock does not have voting rights, but it does have liquidation preference over Common Stock.
Voting: Class A Common stockholders are entitled to one vote per share. Class B Common stockholders are not entitled to vote. Series A and B Preferred Stock shall not have the right to vote on any matter submitted to a vote at a meeting of stockholders of the Corporation.

Dividends: The holders of both classes of common stock are entitled to receive dividends when and if declared by the Board of Directors. The holders of the Series preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any

payment of any dividend on common stock and are not cumulative. As of December 31st, 2023, no dividends had been declared.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).
These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.
To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.
Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.
Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The shareholders have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a

majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

1. unrelated third party valuations of our common stock;
2. the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common stock;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured

in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Galaxy Hosted Software LLC
Issue date	05/22/12
Amount	$1,933,689.00
Outstanding principal plus interest	$1,933,689.00 as of 06/29/24
Interest rate	0.0% per annum
Current with payments	Yes

Over the life of the Company it has drawn advances against a non-interest bearing note payable ("Related Party Note") to Galaxy Hosted Software, LLC, a party related by common majority ownership and common management. The only source of repayment of this balance will be ultimate income earned by the Company. There is no assurance that such future repayment will be made.

Loan

Lender	Wefunder Investors
Issue date	12/30/17
Amount	$113,471.00
Outstanding principal plus interest	$123,855.00 as of 06/29/24
Interest rate	5.0% per annum
Current with payments	Yes

5% of net revenues is used to pay back principle on the notes. Each note will be paid back based on its pro rata share of all notes issued in the offering. The company will make payments to the investors quarterly, starting January 19, 2019.

The company will continue payments until investors have received 2x their principle investment (the repayment amount).

The company may prepay principal plus the repayment amount at anytime.

Loan

Lender	US SBA
Issue date	07/13/20
Amount	$199,900.00
Outstanding principal plus interest	$203,132.00 as of 06/29/24
Interest rate	3.75% per annum
Maturity date	07/16/50
Current with payments	Yes

This is the SBA EIDL loan. Monthly payments of $1011 began January 2023.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
9/2023	Regulation Crowdfunding	Priced Round	$447,849	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the

issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Galaxy Hosted Software LLC
Amount Invested	$1,933,689.00
Transaction type	Loan
Issue date	05/22/12
Outstanding principal plus interest	$1,933,689.00 as of 06/29/24
Interest rate	0.0% per annum
Current with payments	Yes
Relationship	common majority ownership and management

The Company occupies office space under an operating lease agreement with Galaxy Hosted Software, LLC. The Company pays a proportion of total rent due each month that is equivalent to the proportion of the total leased area occupied by its personnel. There are no future minimum payments due under this arrangement

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

America's Small Business Payroll ServiceWe noted that virtually all payroll services charge fees, including a base fee, plus fees per employee or check. As a result, the smallest companies are charged the largest amount per employee or check. By focusing on the very small business, Payroll4Free.com addresses a great need for a very under-served market.
Its business model is to provide a free or very low-cost complete payroll service to smaller companies (up to 10 employees) and to charge a competitive rate to larger companies. It expects to generate revenue once the number of customers served reaches critical mass and it can sell advertising space. Its customers will view the advertising while preparing their payroll.

Milestones
Payroll4Free.com, Inc. ("the Company") was originally formed as Payroll4Free, LLC in Ohio in 2012 by Carol Rosenberg, who is also the majority owner of Galaxy Hosted Software. The Company converted into a Delaware C Corporation in 2019

.
Since then, we have:

- Thousands of very happy clients across the entire United States

- Growing fast, rapidly accelerating acquisition rate

- 2024 Q1 client service revenue up over 25% compared to same period 2023

- Top choice on review sites including Forbes, Nerd Wallet, Motley Fool and Business.org.

- Largely automated many manual processes relating to client onboarding and tax filings

- Rated by clients 4.8/5 in service and support

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2023, the Company had revenues of $466,110 compared to the year ended December 31, 2022, when the Company had revenues of $415,534.

- *Assets*. As of December 31, 2023, the Company had total assets of $66,173, including $62,862 in cash. As of December 31, 2022, the Company had $49,816 in total assets, including $45,642 in cash.

- *Net Loss*. The Company has had net losses of $302,250 and net losses of $321,642 for the fiscal years ended December 31, 2023 and December 31, 2022, respectively.

- *Liabilities*. The Company's liabilities totaled $3,081,203 for the fiscal year ended December 31, 2023 and $2,955,687 for the fiscal year ended December 31, 2022.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $2,450,831 in debt and $753,086 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 3 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Payroll4Free.com, Inc. cash in hand is $19,475, as of August 2024. Over the last three months, revenues have averaged $42,322/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $59,028/month, for an average burn rate of $16,706 per month. Our intent is to be profitable in 18 months.

There have been no material changes in our finances or operations that occured since December 31, 2023.

In the next 3-6 months we expect our revenues to be around $40,000 per month, and we expect our expenses to be around $60,000 per month.

We are not yet profitable. We expect that we will need approximately $450,000 to reach profitability. We should reach that point in around 18 months.

Besides funds raised through Wefunder, we are able to borrow funds at no interest from a related company, which is covering short-term burn.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is

necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Michael Rosenberg, certify that:

(1) the financial statements of Payroll4Free.com, Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of Payroll4Free.com, Inc. included in this Form reflects accurately the information reported on the tax return for Payroll4Free.com, Inc. filed for the most recently completed fiscal year.

Michael Rosenberg
CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity

Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for

notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.payroll4free.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird Payroll4Free.com Subscription Agreement
- SPV Subscription Agreement
- Payroll4Free.com Subscription Agreement

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- John Presti
- Marta Mendizabal
- Michael Rosenberg

Appendix E: Supporting Documents

- ttw_communications_156811_214951.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird Payroll4Free.com Subscription Agreement
- SPV Subscription Agreement
- Payroll4Free.com Subscription Agreement

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- John Presti
- Marta Mendizabal
- Michael Rosenberg

Appendix E: Supporting Documents

- ttw_communications_156811_214951.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Payroll4Free.com, Inc.

By

Michael Rosenberg

President & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Michael Rosenberg

President & CEO
8/21/2024

Marta Mendizabal

VP/COO
8/21/2024

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.